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                           FORM N-18F-1

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

         NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
             UNDER THE INVESTMENT COMPANY ACT OF 1940


       T. ROWE PRICE MEDIA & TELECOMMUNICATIONS FUND, INC.

                     NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                            SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 25th day of July, 1997.


          T. ROWE PRICE MEDIA & TELECOMMUNICATIONS FUND, INC.


          By:  /s/James S. Riepe
               _____________________________
               James S. Riepe, Chairman of the Board


Attest:


/s/Patricia S. Butcher
_____________________________
Patricia S. Butcher,
Assistant Secretary
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